Contact

www.linkedin.com/in/dara-liberatore-sawczuk-a2940813 (LinkedIn)
www.lowcountryyachtcharters.com (Company)

Top Skills

Staff Development
Fundraising
Curriculum Design

Languages

Italian

Certifications

Boater Education Card
eTIPS on Premise 3.0 Certificate
US Coast Guard Bating Safely

Honors-Awards

Teacher of the Year

Dara Liberatore-Sawczuk

Co-Founder and President at Tidal Creek Brewhouse
Charleston, South Carolina, United States

Summary

I was born and raised in Jersey City, NJ and attended Catholic schools throughout my academic career. I am a graduate of St. Peter's College where I obtained my Bachelor of Science Degree in Marketing and Economics. During college, I interned at Liz Claiborne and worked as an assistant buyer for its outlet division; after graduating I was promoted to be a buyer for the company. Within a few years, I found a calling in the field of education. I returned to school to earn a Master of Arts Degree in Education with concentrations in Teaching and Administration/Supervision. While in school, I taught in Catholic elementary schools in the Archdiocese of Newark for six years. I participated for two years in the Archdiocese of Newark's "Future School Leaders Project," which identifies potential Catholic school principals and administrators.
In 2001, I was the recipient of the "Teachers Recognition Award" by the Archdiocese of Newark. I was selected as an outstanding educator based on my teaching abilities, my dedication, and my commitment to Catholic education. I moved to Atlanta in the summer of 2001 to join the Holy Spirit Preparatory School, where I served as the Early Childhood Principal for over 9 years, and later served as the Associate Vice President. After leaving HSP, I have been an Executive Director for a non-profit in the local area. While in Atlanta I lived Sandy Springs, and was a parishioner at Holy Spirit Catholic Church where I did some volunteer work. I am currently the VP of Business Development & Customer Relations at Low Country Yacht Charters in Charleston, where I now reside. During my time in Charleston, I have assisted in developing a business plan for a local brewery; which we now will open in Myrtle Beach, SC. In my spare time I enjoy to volunteer for my church as well as community, and have a fond appreciation for dogs – especially our Argus.

Experience

Tidal Creek Brewhouse

Co-Founder and President
August 2018 - Present (6 years 11 months)
Myrtle Beach, South Carolina Area

Low Country Yacht Charters
Vice President of Business Development & Customer Relations
August 2014 - Present (10 years 11 months)
Charleston, South Carolina

LCYC is a Charleston based yacht charter business, focusing on overnight accommodations and local excursions.
•Manage multiple business initiatives in a start-up environment, including total rebranding effort (name, logo, website, business promotional items), package creation and pricing optimization
•Research and drive business expansion/collaboration opportunities for the market, including Make-A-Wish, Fundraisers and Chamber of Commerce
•Enhance existing client team programs and identify and pilot new program opportunities
•Develop and maintain strong client relationships on all levels; structured outbound client contact program
•Execute daily customer experience from initial inquiry through guest check-in/out
•Maintain thorough knowledge of important market trends and product / offering categories
•Overall efforts drove an increase of sales by over 90% from 2014-2016 improved operational, performance, and increase profitability

Dockery's
Office Manager / Hostess
November 2017 - August 2018 (10 months)
Daniel Island, SC

Dockery's is a local restaurant that brews its own beer and provides a live music venue.
•Act as restaurant ambassador for Dockery's
•Ensure that the office runs smoothly daily by supporting all office functions; provide administrative support to management
•Develop, maintain and manage vendor relationships, service providers, and take ownership of sourcing various office resources
•Assist with the planning and preparation of various company events
•Assist team with new hire onboarding
•Manage the supply and procurement of office and kitchen supplies
•Maintain general maintenance

•Handle other office and administrative duties as assigned
•Provide guest with courteous, friendly and efficient service to ensure high level of guest satisfaction
•Coordinate and prepare activities of dining room and personnel to ensure prompt service
•Maintain all menus to ensure they are current in Micros software

Open Arms Lutheran Child Development Center
Executive Director
February 2014 - August 2016 (2 years 7 months)
Atlanta, Georgia

Open Arms is a $1.7M non-profit with 18 full-time employees and 10 part-time employees, as well as 3 administrators, overseeing 98 students.
•Oversaw the enrollment process and increased enrollment by 70%
•Assessed and evaluated the qualifications of the staff, then created and executed a professional development plan; maintained adequate staff levels through recruiting/hiring, on-board and orientated new staff to maintain staff at an 80% retention rate
•Developed and implemented philosophy and strategic plan, along with supporting policies, in support of Board's objectives in coordination with school's mission and programming
•Maintained NAEYC standards and comply with licensing regulations
•Responsible for developing and supervising educational programs, including the implementation of a nutritional lunch program
•Responsible for daily operations for the organization, train staff members, silicate volunteers
•Represented the organization at community events to promote school profile
•Prepared annual budget, solicited government funds, oversaw annual fundraising efforts and events
•Structured the Scholarship Program In-Need which raised $5000 in its first year
•Developed and implemented a safety plan, with key actions and communication
communication

Shreiner Academy
Director of Early Childhood Early Education
June 2013 - January 2014 (8 months)
Marietta, Georgia

Shreiner Academy was a private school serving PreK-8th Grades.

•Responsible for Toddler through 1st grade programs with 110 students and 20 faculty and staff, with a 90% staff retention rate
•Oversaw all faculty and staff training and assess performance for proper implementation of the curriculum programs
•Ensured facility operates according to Bright from the Start Rules and Regulations, as well as school specific policies and procedures; improved quality standard to Low
•Implemented staff appreciation programs; reduced faculty turnover by 70% and improved morale and camaraderie
•Improved student attrition rate and overall parent satisfaction levels; recent survey noted significant improvement in parent, student and academic experience over prior year
•Optimized cost efficiency by ensuring proper staffing levels; reduced overall staff costs by 30% while complying with state ratios
•Managed cost control through inventory and supply usage best practices; improved overall material quality while reducing waste and excess inventory by over 50%

The Phoenix School
Executive Director
September 2012 - June 2013 (10 months)
Decatur, Georgia

The Phoenix School is a $1M non-profit with 10 full-time employees and 5 part-time employees, as well as 2 administrators, overseeing 65 students.
•Developed and implemented innovative programs, products and services
•Worked with constituent groups including boards, committees, volunteers, and community
•Built and retained exceptional staff and created excellent work environment
•Oversaw and coordinated all aspects of budgeting and financial management
•Led organization through period of substantial transition

Holy Spirit Preparatory School
11 years 3 months

Associate Vice President
November 2010 - September 2012 (1 year 11 months)
Atlanta, Georgia

Holy Spirit Prep is a private, non-profit Catholic school serving PreK-12th Grades.
•Responsible for overseeing the Development Office, supervised staff of 4

•Planned and executed over 3 major fundraising efforts per year: Fun(d) Run,
Annual Fund and Spring Gala; raising ~$5M/year
•Developed and implemented multiple monthly community and parent events
•Designed and delivered communications to the School's Administration,
Faculty/Staff, and Parent Community
•Enhanced critical relationships with Parent Community, Students, Executive
Board, Administration, and Faculty/Staff
•Created concepts for incentive and promotional items for school and
fundraising activities
•Supervised and provided coaching for the Preschool's academic programs
and strategic planning

Early Childhood Principal
July 2001 - November 2010 (9 years 5 months)
Atlanta, Georgia

•Responsible for Mother's Morning Out to Pre-K 4 programs with 156 students
•Achieved the highest enrollment in Preschool's history - increased enrollment
by over 300% in 5 years
•Obtained SAIS/SACS accreditation
•Implemented National Catholic Educator's Curriculum, Handwriting without
Tears and Orton-Gillingham programs, as well as Gesell Developmental
Observation for Preschool/Kindergarten Admission
•Established Preschool extended day programs, as well as extra-curricular
programs
•Designed and implemented a Mother's Morning Out, PreK-2, and Junior
Kindergarten programs
•Managed overall financial and operational performance
•Employed, managed and supervised a staff of up to 27 individuals, with a
95% retention rate
•Provided appropriate intervention for children exhibiting special needs
•Established Preschool Parent Volunteer Association

Saint Vincent dePaul School
3rd Grade Teacher
September 1999 - June 2001 (1 year 10 months)
Bayonne, New Jersey

~Responsible for 3rd Grade Homeroom and lessons including: Language Arts,
Mathematics, Penmanship, Phonics, Reading, Religion, Science, Spelling and
Social Studies
~Prepared and executed all lesson plans
~Developed, administered, and graded all quizzes, tests, and projects

~Responsible for individual and group tutoring

~Moderator of the Reading Club

~Lunch Monitor

~Member of the Crisis Plannning Committee

~Chairperson of Middle States Association Committee

(Consolidated to All Saints Catholic Academy in 2008)

*Recognition Award Recipient of 2001 Teacher of the Year

Mount Carmel School
4th Grade Teacher
September 1998 - June 1999 (10 months)
Bayonne, New Jersey

~Responsible for 4th Grade Homeroom and lessons including: Language Arts,
Mathematics, Penmanship, Reading, Religion, Science, Spelling and Social
Studies

~Prepared and executed all lesson plans

~Developed, administered, and graded all quizzes, tests, and projects

~Responsible for individual and group tutoring

~Moderator of the Cheerleading Squad

~Co-coordinator of Catholic Schools Week

(Consolidated to All Saints Catholic Academy in 2008)

Our Lady of Assumption School
4th/5th Grade Teacher
September 1997 - June 1998 (10 months)
Bayonne, New Jersey

~Responsible for 4th Grade Homeroom and lessons including: Language Arts,
Penmanship, Phonics, Reading, Religion, Science, Spelling, Social Studies
and Art

~Responsible for 5th Grade Science lessons

~Prepared and executed all lesson plans

~Developed, administered, and graded quizzes, tests, and projects

~Responsible for individual and group tutoring

~Assisted in implementing a foreign language program

~Responsible for 6th-8th Grade Italian lessons

~Co-editor of the "Assumption News"

(OLA closed in 1998)

_____

Education

St. Peter's University

Master of Arts, in Education: Concentration on Teaching and Administration & Supervision · (1999 - 2001)

St. Peter's University

Bachelor of Science, Marketing Management; Economics · (1989 - 1993)